SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 20, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
55 (61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.

Publicly Traded Company

Corporate Taxpayer Registration CNPJ/MF: 02.570.688/0001-70

Board of Trade NIRE: 53 3 0000581 8

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
held on January 16, 2004.
(Drawn up in summary form, as pursuant to the authorization
contained in the 1st paragraph of article 130 of Law no. 6,404/76)

1)

Date, time and place: On January 16 (sixteenth), 2004 at 11:00 a.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”), in the City of Brasília – Federal District, at SIA SUL – ASP - Lote D, Bloco B.

2)

Summons: A notice published in accordance with the terms of article 124 of Law no. 6,404/76, in the Gazeta Mercantil, Correio Braziliense, Diário Oficial da União and Valor Econômico newspapers issued on December 17, 18 and 19, 2003.

3)

Roll Call: Shareholders representing, the necessary quorum to approval of the Order of the Day’s issues, according to the records and signatures contained in the Roll Call Book of Shareholders. Representative of the Company, Mr. Arnaldo Colonna. Representative of the Fiscal Council, Mr. Luiz Fernando C. Trocoli.

4)

Board: At the beginning of the Meeting, Mr. Alexandre Hildebrand Garcia took the position of Chairman of the Meeting, in the terms of article 16 of the Company Bylaws, and invited Mr. Antonio Amaro Ribeiro de Oliveira e Silva to act as secretary of the meeting.

5)

Order of the Day: To open the meeting, the Chairman asked the secretary to proceed the reading of the Order of the Day, to wit: Extraordinary General Shareholders’ Meeting: 1 – To deliberate over the election of a member to the Fiscal Council, given the decision of CVM, part of the Letter/CVM/SEP/GEA-2 nº 461/03.

6)

Deliberations: In reference to the subject matter of the Order of the Day placed into discussion, the shareholders deliberated the following: 1- The shareholders deliberated, with unanimity of the votes given, to elect an effective member and an alternate member of the Fiscal Council, in order to complement the mandate of the position left vacant for Mr. Gilbert Braga and his alternate, Mr. Jose Rubem Marques Costa, under the terms of the sole paragraph of article 36 of the Company’s Bylaws. Mr. Gilberto Braga, Brazilian, married, economist, holder of the Individual Registry No. 04722037-1 IFP/RJ and registered under Individual Taxpayers’ Registry No. 595.468.247-04, residing and domiciled in Rio de Janeiro/RJ, at Av. Presidente Wilson, nº 231/28th floor was elected to the position of effective member and Mr. José Rubem Marques Costa, Brazilian, married, lawyer, holder of the Individual Registry No. 6658 OAB/BA and registered under Individual Taxpayers’ Registry No. 114.584.035-91, residing and domiciled in Salvador/BA, at Rua Ezequiel Pondé, No. 162/11, as his alternate, with a mandate which extends until the Ordinary General Shareholders’ Meeting of 2004.

7)

Adjournment: With nothing more to discuss, the meeting was adjourned for the drawing up of the minutes herein. After the minutes were read, they were approved by all the shareholders in attendance, representing the necessary quorum to the approval of the deliberations part of the Order of the Day, and signed by the members of the board, in conformity with that which is established in article 130 of Law 6,404/76. The publication of the foregoing minutes was authorized with the omission of the signatures of the shareholders.

Brazil, Brasília, January 16, 2004.

Chairman of the Meeting	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer